FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated January 20, 2009, regarding 3SBio Inc. Filing for SFDA Approval for TPIAO Label Extension for the Treatment of ITP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Dr. Jing Lou
Name:	Dr. Jing Lou
Title:	Chief Executive Officer

Date: February 13, 2008

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated January 20, 2009, regarding 3SBio Inc. Filing for SFDA Approval for TPIAO Label Extension for the Treatment of ITP.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Investor Contact:	Investor Relations (US):
David Chen, COO	Mahmoud Siddig
3SBio Inc.	Taylor Rafferty
+86 24 2581 1820	+1 (212) 889-4350

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 (212) 889-4350

3SBIO INC. FILES FOR SFDA APPROVAL FOR TPIAO LABEL EXTENSION FOR

THE TREATMENT OF ITP

SHENYANG, PRC — January 20, 2009 — 3SBio Inc. (NASDAQ: SSRX), a leading biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China, today announced that it filed on December 30, 2008 with the Chinese State Food and Drug Administration (SFDA) for approval of a TPIAO label extension for the treatment of idiopathic thrombocytopenic purpura (ITP) in China. If the extension is approved, 3SBio expects that TPIAO for ITP will be the only treatment of this kind available in China.

Launched in 2006, TPIAO is a recombinant human thrombopoietin product approved in China for the treatment of chemotherapy induced thrombocytopenia, or platelet deficiency. The aim of this filing is to extend the label of TPIAO for use in the treatment of ITP. ITP is characterized by an immune system malfunction that perceives the body’s platelets as foreign and destroys them, potentially resulting in dangerously low platelet counts. There are today approximately eighty thousand patients diagnosed with ITP in China, with more than half of these patients resistant to conventional steroid treatment.

TPIAO represents a new approach for the treatment of ITP, by stimulating the TPO receptor, which is intended to have the effect of directly increasing platelet production to outpace platelet destruction by the immune system. The registration trial examined the safety and efficacy of a 14-day subcutaneous injection of TPIAO on ITP patients who are resistant to steroid treatment, followed by a 14-day observation period. The results showed an overall patient response rate to TPIAO treatment of 60.27%, significantly higher than the Danazol control group response rate of 36.51%. Patients administered TPIAO also reached effective platelet counts in 7 days, compared to 10 days for patients within the control group.

Dr. Jing Lou, Chief Executive Officer of 3SBio, commented, “The filing of TPIAO for ITP successfully caps our development initiatives for 2008 and we now have three new product candidates in the approval pipeline. As with NuLeusin and high dosage EPIAO, TPIAO for

ITP represents a logical extension of an existing product franchise, in-line with our therapeutic focus and growth strategy. The successful completion of our three Phase III trials demonstrates the strength of our research and development platform and highlights our operational excellence. Upon approval, TPIAO for ITP would provide a new treatment option for patients and will further enhance our footprint within China’s growing pharmaceutical market.”

About the Phase III Study

The Phase III study that 3SBio conducted was a multi-center, randomized, placebo-controlled study in ITP patients who failed to respond to glucocorticoid treatment. All patients were administered Danazol, a synthetic steroid hormone drug routinely used to treat ITP. The treatment group was administered an additional 1.0 microgram/kg TPIAO subcutaneously daily for 14 days. The primary endpoint of the trial was the measurement of effective platelet counts, in which maximum counts reached >50x109/L or increased >30x109/L over the baseline, during the 14-day treatment.

The results of the Phase III study demonstrated TPIAO to be an effective treatment for ITP with tolerable mild adverse effects. The overall response rate in the treatment group and the control group was 60.27% and 36.51%, respectively (p=0.0104). The platelet response time, characterized by the time required for platelet counts to reach >50x109/L or increase >30x109/L over the baseline, for the first 25% of patients in the TPIAO treatment and control group was 7 and 10 days, respectively. A 14-day TPIAO treatment was subsequently applied to patients in the control group whose platelet counts remained < 20x109/L. The overall response rate to the TPIAO treatment was 67%. The overall adverse events rate in the treatment and control group was 34.25% and 26.15%, respectively; the rate of TPIAO-related adverse events for the two groups, including mild sleepiness, mild dizziness, fatigue, mild allergic reaction, and paroxysmal visual field defect, was 15.07% and 4.08%, respectively.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at: www.3sbio.com.

Safe Harbor Statement

Statements in this release may contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned;

receipt and timing of regulatory approvals for 3SBio’s new products and uses; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.